UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SOUTHERN STAR ENERGY INC.
(Name of Issuer)

Common Shares, par value $0.001
(Title of Class of Securities)

843833 203
(CUSIP Number)

copy to: Clark Wilson LLP c/o Cam McTavish 800 –885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 10, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	843833 203

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Venture Capital Asset Management AG (“Venture Capital”) IRS No. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Venture Capital is a company incorporated pursuant to the laws of Liechenstein
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
6,710,001(1)
	8	SHARED VOTING POWER
N/A
	9	SOLE DISPOSITIVE POWER
6,710,001(1)
	10	SHARED DISPOSITIVE POWER
N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,710,001(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2%(2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1)             Philippe Mast is the sole shareholder, director and officer of Venture Capital and holds voting and dispositive control of Venture Capital.

(2)             Based on 47,382,945 shares of common stock issued and outstanding as of February 6, 2008.

Item 1. Security and Issuer

This statement relates to common shares in the capital of Southern Star Energy Inc. (the “Issuer”), par value $0.001. The principal executive offices of the Issuer are located at 155 – 110 Cypress Station Drive, Houston, Texas 77090.

Item 2. Identity and Background

(a)	Venture Capital Asset Management AG. Philippe Mast is the sole shareholder, director and officer of Venture Capital and holds voting and dispositive control of Venture Capital.
(b)	Im alten Riet 22, FL-9494 Schaan Liechtenstein.
(c)	Venture Capital is incorporated pursuant to the laws of Liechtenstein.
(d)	Neither Venture Capital nor Philippe Mast have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Neither Venture Capital nor Philippe Mast have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

Item 3. Source and Amount of Funds or Other Considerations

The Issuer issued 37 units (each, a “First Tranche Unit”) to Venture Capital pursuant to a subscription agreement dated February 8, 2007 (the “Initial Agreement”) at a price of US$50,000 per First Tranche Unit for a total subscription of US$1,850,000 (the “First Tranche Proceeds”). Each First Tranche Unit entitled Venture Capital to receive 1% of the net proceeds from production attributable to the Issuer’s interest in the Atkins Lincoln 18-1 and Atkins 8-1 Wells drilled by the Issuer in Bossier Parish, Louisiana (the “Net Proceeds”), and each First Tranche Unit was convertible into shares of common stock in the capital of the Issuer, par value US$0.001, at a rate of one share for every US$0.33 of the First Tranche Proceeds.

The Issuer issued an additional 11.6 units (the “Second Tranche Units) to Venture Capital pursuant to an amended and restated subscription agreement, which agreement amended the terms of the Initial Agreement. Each Second Tranche Unit was issued at a price of US$50,000 for a total subscription of US$580,000 (the “Second Tranche Proceeds”). Each Second Tranche Unit entitled Venture Capital to receive 1.9827586% of the Net Proceeds and was convertible into shares at a rate of one share for every US$0.50 of the Second Tranche Proceeds.

On February 6, 2008, Venture Capital converted all 48.6 units into 6,710,001 shares of common stock of the Issuer. No funds were required to convert the units into shares of the Issuer. Venture Capital acquired the original 48.6 units at an aggregate cost of $2,430,000 and obtained such funds from its working capital.

Item 4. Purpose of Transaction

The purpose of the acquisition of the shares by Venture Capital was for investment purposes. Depending on market conditions and other factors, Venture Capital may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Venture Capital also reserves the right to dispose of some or all of the shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Venture Capital does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of common shares of the Issuer that Venture Capital beneficially owns is 6,710,001 common shares, or approximately 14.2% of the Issuer.
(b)

Philippe Mast, the sole shareholder, officer and director of Venture Capital, has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 6,710,001 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, neither Venture Capital nor Philippe Mast have effected any transaction in the shares of common stock of the Issuer in the past sixty days.
(d)	Not applicable
(e)	Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or as incorporated by reference, there are no contracts, arrangements, understandings or relationships between reporting persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.            Amended and Restated Subscription Agreement between Venture Capital and the Issuer (incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 6, 2008
Dated
/s/ Philippe Mast
Signature
Philippe Mast, President Venture Capital Asset Management AG
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW1339108.1